Day

September 1, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Regarding: Day Software Holding AG
Exemption number 082-34849
Documents furnished under paragraph (b)(1) of Rule 12g3-2

Dear Sir or Madam:

On December 3, 2004, we provided you with the documents required for our Application for Exemption Pursuant to Rule 12g3-2(b) for Day Software Holding AG (the "Company"). On May 23, 2005, we provided you with Exhibit C, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from December 3, 2004 to May 23, 2005 including one copy or summary of each of the documents listed in Exhibit C. Today, we are providing you with Exhibit D, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from May 23, 2005 to the current date. In addition, pursuant to Rule 12g3-2(b)(1)(i) of the Exchange Act, we have enclosed herewith one copy or summary of each of the documents listed in Exhibit D.

If you have any questions with regard to this information, please contact the undersigned at 949 679 2960 x 106 or Chris Harano at 949 679 2960 x 105.

Sincerely,

Tracy Sharp,
Corporate Controller, Day Software, Inc.

9/14

EXHIBIT D

Since December 1, 2004 and until the date hereof, as set forth below the following information has been (i) made public in Switzerland, (ii) filed with the SWX (and made public by such exchange), or (iii) sent to holders of the Company's securities and has not been previously furnished to the SEC in a prior submission of documents in the Company's submission dated May 23, 2005.

Documents filed with Register:

1	Title:	Revised Articles of Association
	Dated/Distributed:	March 3, 2005

Documents filed with SWX:

Changes in Capital Structure

2	Title:	Changes in Capital Structure: Capital Increase
	Dated/ Distributed:	March 24, 2005
3	Title:	Changes in Capital Structure: 0 options Exercised May 2005
	Dated/ Distributed:	June 1, 2005

Documents distributed to shareholders:

4	Title:	Invitation to set items on the agenda for the annual general meeting of the shareholders on May 19, 2005
	Dated/ Distributed:	Filed on March 31, 2005
5	Title:	Invitation to the annual general meeting of shareholder of May 19, 2005
	Dated/ Distributed:	Filed on April 28/29, 2005

Other (Publications in the Swiss Gazette):

6	Title:	Disclosure of a shareholdings (shareholder exceeding the 10% threshold)
	Dated/ Distributed:	Filed on May 4, 2005

PRESS RELEASES/ANNOUNCEMENTS FILED WITH AND MADE PUBLIC BY SWX:

7	Title:	Day Software Releases Latest Version of Content Repository Extreme
	Dated/Distributed:	August 24, 2005
8	Title:	Day Reports Financial Results for First Half Results for Fiscal Year 2005
	Dated/Distributed:	August 10, 2005
9	Title:	Day Releases New Versions of Content Repository Extreme
	Dated/Distributed:	July 6, 2005
10	Title:	Day's CTO Nominated for Most Outstanding Spec Lead by Java Community Process
	Dated/Distributed:	June 28, 2005
11	Title:	Day Software Unveils Content Repository Extreme CRX to Ease Access to Enterprise Content
	Dated/Distributed:	June 28, 2005
12	Title:	U.S. Capital Market Backs Day Software
	Dated/Distributed:	June 28, 2005
13	Title:	Day's Beta Program a Resounding Success
	Dated/Distributed:	June 27, 2005
14	Title:	Content Repository Standard Finalized
	Dated/Distributed:	June 21, 2005
15	Title:	Content Repository Standard Led by Day Approved by JCP
	Dated/Distributed:	June 7, 2005
16	Title:	Customers Successes at NA User Conference
	Dated/Distributed:	June 1, 2005

17	Title:	Content Management JCP Specification Underway to Improve Interoperability
	Dated/Distributed:	May 17, 2005

FINANCIALS

18	Title:	Report on the first half 2005
	Dated/Distributed:	August 30, 2005

Document #1

Documents Filed with Register

Revised Articles of Association – filed March 3, 2005

Summary of filing (original filing in German):

Following the exercising of Stock Options in the year 2004 the company had to create shares and – as requested by law adapted its Articles of Association accordingly. The Articles of Association were revised as follows:

- The share capital was increased to (new) CHF 12'096'540.00 i.e. 1'209'654 ordinary shares at a par value of CHF 10.00 each.

The maximum of shares in the category of conditional capital was decreased to 471'531 shares with a par value of CHF 10.00 each i.e. a maximum nominal value of CHF 4'715'310.00.

Document #2

Documents Filed with the SWX

Changes in Capital Structure – filed March 24, 2005

Summary of filing (original filing in German):

Following the exercising of Stock Options in the year 2004 the company had to create shares and – as requested by law adapted its Articles of Association accordingly. The Articles of Association were revised as follows:

- The share capital was increased to (new) CHF 12'096'540.00 i.e. 1'209'654 ordinary shares at a par value of CHF 10.00 each.
- The maximum of shares in the category of conditional capital was decreased to 471'531 shares with a par value of CHF 10.00 each i.e. a maximum nominal value of CHF 4'715'310.00.

After completion of the flings the above facts were reported to the SWX.

Document #3

Summary of the Fling to the SWX dated June 1, 2005:

Changes in Capital Structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 0 Options exercised in May 2005.

Document #4

Documents Distributed to Shareholders

Invitation to set items on the agenda for the annual general meeting of the shareholders on May 19, 2005 – filed March 31, 2005

Summary of filing:

Shareholders with holdings exceeding the nominal value of CHF 1 million have the right to request that items are put on the agenda. They were invited to make their request including their proposals and showing proof for their holdings before April 14, 2005.

Day

Document #5

To the shareholders of
Day Software Holding AG

Basel, April 28, 2005

Invitation to the 5th Ordinary General Assembly of the Shareholders of Day Software Holding AG

Thursday, May 19, 2005, 10.30 a.m. (door opening 10.00 a.m.)
Conference Centre of UBS AG, Viaduktstrasse 33, 4051 Basel

Dear shareholders

On behalf of the Board of Directors of Day Software Holding AG we invite you to this year's annual Meeting of the Shareholders.

A. Agenda and Proposals

1. Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2004
The Board proposes to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2004 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2004.

2. Indemnification of the Board and the Senior Management
The Board proposes to indemnify all members of the Board of Directors and the managing directors.

3. Decision regarding the Annual Result
The Board proposes to offset the deficit of CHF CHF 2'388'785.00 from the legal reserves (general reserve) of CHF CHF 3'784'748.00.

4. Election of an additional member of the Board of Directors
The Board proposes the election of Mr Ariel Frank Lüdi, citizen of Heimiswil (BE), Switzerland, living in Uezwil (AG), Switzerland, as an additional member of the Board of Director of the Company.

5. Election of the Auditors and the Group Auditors for the fiscal year 2005
The Board proposes the election of KPMG Fides Peat, Basel, as Ordinary Auditors according to Art. 727ff OR and Group Auditors according to Art. 731a OR for the fiscal year 2005. The Board proposes the election of BR Wirtschaftsprüfungsgesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for an additional period of one year.

6. Authorized Capital
The Board proposes to renew and increase the authorized capital of currently CHF 5'620'000.00 and to increase it at the same time to CHF 6'040'000.00 i.e. to replace Article 3bis of the Articles of Association by the following:

"The Board of Directors is authorized to increase the share capital at any time until 18 May 2007 by a maximum amount of CHF 6'040'000.00 by issuing shares not exceeding the amount of 604'000 fully paid up shares with a par value of CHF 10.00 each. Increases by way of fixed sale and increases by partial amounts are permitted. The Board of Directors shall set the issuing price per share, the date of commencement of entitlement to dividends and the type of contributions. The Board of Directors is authorized to exclude the pre-emptive rights of the shareholders for important reasons and assign these to third parties, particularly for a) the acquisition of a business or part of a business by way of share exchange b) for the financing of the acquisition of a business, part of a business, participation or new investments of the Company c) for granting of a participation to employees or (d) for strategic partnerships."

7. Conditional Capital

The Board proposes to increase the conditional capital from currently CHF 5'603'950.00 to CHF 6'040'000.00 i.e. to replace the current Art. 3ter of the Articles of Association by the following:

"The share capital is increased by issuing shares not exceeding the amount of 604'000 fully paid shares with a par value of CHF 10.00 each. The share capital is increased by an amount not exceeding CHF 6'040'000.00 by exercising of options which have been assigned to employees of the Company according to the stock option plan of the Board of Directors. The preemptive rights of the shareholders are excluded."

B. Participation and proxies

Annual Report

The Annual Report including the Annual Financial Accounts and the Group Accounts for the fiscal year 2004 as well as the Report of the Auditors and the Group Auditors for the fiscal year 2004 and the minutes of the company's 4th Ordinary Shareholders' Meeting of May 18, 2004, can be reviewed at the company's office in Basel during a period of 20 days prior to the Meeting. The Annual Report (available only in English) can be ordered at the company (see contact information below) or with the respective form enclosed to the invitation.

Participation and Proxies

This agenda including the proposals of the Board of Directors was sent to all shareholders registered on April 28, 2005 together with the invitation to the Shareholders' Meeting of May 19, 2005. Shareholders registered on April 28, 2005, received a personal invitation with return-form including the possibility to order an admission card or to appoint a third party as proxy. Shareholders are kindly asked to return the form as soon as possible but the latest as per May 12, 2005.

Proxies can be given either to another person, who does not have to be a shareholder, to the corporation (Mr Piotr Zabiello) or to the independent proxy (Mr David Levin, Attorney-at-law, Aeschenvorstadt 67, 4010 Basel). Without the express other instruction, the vote will be exercised in accordance with the proposals of the Board of Directors.

Shareholder Register and Portfolio Representatives

The share register will remain closed between May 9, 2005, 5pm, and May 20, 2005, i.e. there will be no registrations made during that time. Portfolio representatives according to Art. 689d of the Swiss Code of Obligations (OR) are asked to declare the number of shares represented by them as early as possible and the latest as per May 19, 2005, to the admission control. Portfolio representatives are all institutes according to the Federal Law over the Banks and Savings banks of November 8, 1934 as well as professional trustees.

Contact & Information

For further information please contact our Investor Relations Service:

Peter Nachbur (peter.nachbur@day.com)
Day Software Holding AG
Barfüsserplatz 6
CH-4001 Basel

Tel +41-61 226 98 98 (switchboard)
Fax +41-61 226 98 97

This entire invitation is a translation of the official invitation as published in the SHAB on April 29, 2005. The only binding version is the one published in the SHAB.

Day Software Holding AG

For the Board of Directors:
Michael Moppert, Chairman

Document #6

Other (Publications in the Swiss Gazette):

Disclosure of s shareholdings (shareholder exceeding the 10% threshold) – filed May 4, 2005

Summary of filing (original filing in German):

According to article 20 of the Federal Act of Stock Exchanges and Securities Trading (the Stock Exchange Act, SESTA) the company reported that it took note of an information as to which the shareholder David Nüscheler, Frobenstr. 13, 4053 Basel, has now 121'210 ordinary shares and voting rights of Day Software Holding AG and that this number of shares represents 10,02% of the company's share as registered in the commercial register.

Document #7

Day

Media information

Day Software Releases Latest Version of Content Repository Extreme

Day Ships Personal Edition of its Content Repository Extreme

Basel, Switzerland and Irvine, California - August 24, 2005 - Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced the general availability of Day Content Repository Extreme (CRX) Personal Edition (PE). CRX Personal Edition is the latest version of its recently launched product line that creates a lower-cost solution for the storage, management and exchange of content across smaller business environments or departments. In addition to Day CRX Personal Edition, Day CRX Enterprise, Standard and Developer Editions are also currently available.

All Day CRX editions provide open, standards-based infrastructure for business applications accessing and manipulating structured or unstructured content. Day CRX is the first content repository on the market to offer complete support for JSR 170, the Content Repository for Java technology API developed through the Java Community Process(sm) (JCP sm) program. By natively supporting JSR 170 in Day CRX, the new products enable applications to store, manage and access content in a robust Java technology-based repository, regardless of which platform, database, storage device, business or Web application was used to create the content.

Day CRX Personal Edition:

Day CRX Personal Edition is the ideal repository solution for smaller business environments or departments running content-centric Internet applications that do not require user management and access control at the repository level.

Easy to install, configure and operate, the CRX Personal Edition manages all structured and unstructured content and allows all content-rich business applications to take advantage of a full-featured Java content repository. Reduced application development time and maintenance costs, easily accessible and reusable content that eliminates the risks and costs of content replication, and full JSR 170 compliance make the CRX Personal Edition a future-proof investment.

The CRX Personal Edition is fully compatible with the CRX Standard and Enterprise Editions to support growing usage, availability and interoperability requirements. Competitively priced, Day CRX Personal Edition is well suited to run content-centric Internet applications and is available on a single processor server.

How to Buy Day CRX Personal Edition

A subscription license for the CRX Personal Edition can be purchased from the Day Online-Shop at: http://www.day.com/site/en/index/related/buy/online_shop.html and includes a one year license, which is valid for updates and online self-help support.

LIMITED TIME OFFER!

To commemorate the latest release of CRX, **CRX Personal and Developer Editions will be offered at substantial discounts**. Please visit the Day Online-Shop at: http://www.day.com/site/en/index/related/buy/online_shop.html for details.

For CRX Enterprise and Standard Edition licenses, please contact Day at mailto:sales@day.com

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98
E-Mail roger.maeder@day.com

Document #8

Day

RECEIVED
2005 SEP [illegible]

Media information

Day Reports Financial Results for First Half Results for Fiscal Year 2005

Company delivers Revenue Growth, improves Financial Performance

Basel, Switzerland – August 10, 2005 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced financial results for the first half of 2005.

Highlights

- 6% increase in total revenue as compared to the first half of 2004
- 14% increase in license and maintenance revenue compared to the first half of 2004
- Gross profit increased to CHF 5.79 million compared to CHF 5.32 million in the first half of 2004
- Positive EBITDA of TCHF 681 for the first half of 2005 compared to negative EBITDA of TCHF 808 for the same period in 2004.
- Net Income of TCHF 158 compared to a Net Loss of CHF 1.455 million in the first half of 2004
- New major customers added in the first half of 2005 include Clifford Chance , Credit Suisse First Boston (CSFB), Deutsche Bank, On Command, American Association of Family Physicians (AAFP) and eMn8.
- Day's JSR 170 standard is finalized and paves way for new era in software development and information management
- Commercial launch of new Java Content Repository product Day CRX 1.0

The company experienced a record First Half, reporting a 6% growth in total revenue over the same period in 2004. Revenues for the First Half totaled CHF 7.77 million, compared with revenues of CHF 7.35 million for the First Half of 2004.

License and maintenance revenues increased by 14% over last year, totaling CHF 5.48 million, compared with license and maintenance revenues of CHF 4.80 million for the same period last year. The company increased its gross profit to CHF 5.79 million compared to CHF 5.32 million for the same period in the previous year. EBITDA increased to TCHF 681 for the first half 2005 compared to negative TCHF 808 for the same period in 2004. The company reported net income of TCHF 158 for the first half 2005 compared to a net loss of CHF 1.455 million for the same period in 2004.

"We are pleased with the result for the first half of 2005. The first half of 2005 has been a busy one at Day: We grew our revenues and strengthened our overall financial performance, we lead the completion of the global software standard JSR 170 and we diversified our product offering," said Michael Moppert, CEO and Chairman of Day."

In June Day Software successfully released the new product line Content Repository Extreme CRX. Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise. "With its support for Java 2 Enterprise Edition (Java EE), in addition to its pioneering support of JSR 170, Day CRX provides a content infrastructure that is 'future-proof' and sustainable, thus reducing the risk of proprietary vendor lock-in for all of Day's customers," said Chris Wood, CTO Data Management Practice at Sun Microsystems.

"The initial feedback of the market has been extremely positive," said Michael Moppert, CEO and Chairman Day Software. "With the release of CRX, Day has reached a major milestone. CRX is the perfect complement to our suite of Content Management products. We now offer a full suite of content-centric applications and content-centric infrastructure solutions. Our products help our customers to manage their highly complex enterprise content in a safe, efficient and standards-based environment. Other software providers will benefit from CRX as a standards-based repository as it helps them to lower development cost for content enabled and content-centric applications. We are very excited about the successful diversification of our product portfolio as this builds the basis for growth in a new market where we have a truly unique position."

Day CRX is the first content repository on the market to offer complete support for the new standard for content management JSR 170. Day Software has initiated the standardization of content repositories in 2002 and has since then led an industry-wide expert group that developed the standard. JSR 170 has been officially released in June 2005 and is supported by a wide group of industry leaders such as SUN, BEA, IBM and Oracle.

Day's initiative to standardize content repositories is enjoying industry-wide support: "We see JSR 170 as an important industry standard and a powerful complement to IBM's content federation product and broader information integration strategy," said Brett MacIntyre, vice president, IBM DB2 Content Management. The research firm Forrester calls JSR 170 in their recently published report "The Road to universal content access". Michael Moppert said: "Day is proud to play such an important role in the development of global software standards and Internet architectures. Roy Fielding, Day's Chief Scientist, is the author of groundbreaking protocols such as HTTP 1.1 or URI. With JSR 170 we continue to set standards that will help the whole industry to grow."

Capital market activities

During the First Half year Day Software established a Level I American Depositary Receipt Program with the Bank of New York. The Program enables the company to register an American Depositary Receipt (ADR) with the Securities and Exchange Commission (SEC). "Based on continued wins of blue chip customers, our technology leadership that we demonstrated with JSR 170 and our highly innovative new product line we are experiencing increasing interest from global technology investors. The US has the largest amount of technology investors in our software sector and the Level I ADR is a first step to addressing this market," Michael Moppert explained.

In June 2005 Day successfully completed a capital increase of approximately CHF 2.3M with MAG Capital. Formed in May 2002, M.A.G. Capital, LLC is an Investment Adviser licensed with the California Department of Corporations. Serving as a general partner/manager for both domestic and off-shore investment funds, M.A.G Capital specializes in equity investments in publicly traded companies that have the potential for substantial imminent growth. The proceeds of the transaction will be used for working capital and the advancement of Day's new product line CRX. The investment will accelerate new sales channels and contributes to the successful launch of the new product line into the international software market.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail roger.maeder@day.com

The complete Financial Results for First Half Year for Fiscal Year 2005 is on file with the SWX and is available from the Investor Relations section of our web site at www.day.com.

The English text of this press release represents the binding version.

CONSOLIDATED BALANCE SHEETS
(in thousands CHF)
(unaudited)

ASSETS	June 30, 2005	December 31, 2004
Current assets		
Cash and cash equivalents	5'171	4'500
Accounts receivable, net	2'885	2'638
Unbilled receivables	1'810	155
Other receivables	36	424
Prepaid expenses	538	228
Total current assets	**10'440**	**7'945**
Non-current assets		
Property and equipment, net	185	603
Capitalized software development costs	1'034	-
Investments	267	91
Goodwill and intangible assets, net	3'418	3'511
Other assets	605	333
Total non-current assets	**5'509**	**4'538**
TOTAL ASSETS	***15'949***	***12'483***

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	391	400
Deferred revenues	3'154	2'224
Other current liabilities	288	181
Accrued liabilities	1'606	1'597
Total current liabilities	**5'439**	**4'402**
Commitments and contingencies		
Shareholders' equity		
Share capital	13'449	12'097
Treasury shares (10,794 shares at June 30, 2005 and 9,762 shares at December 31, 2004, at cost)	(1'097)	(1'074)
Capital reserves	139'198	138'299
Accumulated deficit	(140'494)	(140'652)
Accumulated other comprehensive loss	(546)	(589)
Total shareholders' equity	**10'510**	**8'081**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***15'949***	***12'483***

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information)
(unaudited)

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004
Revenues				
Software licenses	3'338	3'007	1'434	1'583
Services	4'436	4'345	2'213	2'088
Total revenues	**7'774**	**7'352**	**3'647**	**3'671**
Cost of revenues				
Software licenses	1	15	-	10
Services	1'988	2'014	904	1'031
Total cost of revenues	**1'989**	**2'029**	**904**	**1'041**
Gross profit	***5'785***	***5'323***	***2'743***	***2'630***
Operating expenses				
Research and development	852	1'513	374	727
Sales and marketing	3'230	3'535	1'519	1'772
General and administrative	1'564	1'751	810	1'060
Amortization of intangible assets	93	93	46	46
Stock-based compensation	-	18		14
Income (Loss) from operations	**46**	**(1'587)**	**(6)**	**(989)**
Interest income	9	11	4	6
Interest expense	-	(3)	-	(2)
Foreign exchange gain (loss)	45	(25)	26	(23)
Other income	61	153	14	70
Income (Loss) before income taxes	**161**	**(1'451)**	**38**	**(938)**
Provision for income taxes	(3)	(4)	-	(2)
Net income (loss)	***158***	***(1'455)***	***38***	***(940)***
Other comprehensive income (loss)	40	4	26	(50)
Comprehensive income (loss)	***198***	***(1'451)***	***64***	***(990)***
Basic earnings (loss) per share	***0.13***	***(1.23)***	***0.03***	***(0.78)***
Dilutive earnings (loss) per share	***0.12***	***(1.23)***	***0.03***	***(0.78)***
Shares used in computing basic earnings (loss) per share	**1'234'934**	**1'180'586**	**1'261'021**	**1'201'201**
Shares used in computing dilutive earnings (loss) per share	**1'334'961**	**1'180'586**	**1'361'048**	**1'201'201**

Day

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Six Months Ended June 30, 2005	2004
Net income (loss)	158	(1'455)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation of fixed assets	436	558
Loss on fixed asset dispositions	-	10
Amortization of intangible assets	93	93
Net foreign currency exchange (gain) loss	(51)	24
Stock-based compensation	12	18
Stock received in exchange for software	(129)	(100)
Capitalized software development cost	(1'034)	-
Changes in operating assets and liabilities		
Accounts receivable	(136)	2'854
Unbilled receivables	(1'587)	(87)
Prepaid expenses and other current assets	92	(304)
Other assets	(217)	-
Accounts payable	(36)	118
Deferred revenues	751	(455)
Accrued liabilities	(31)	(368)
Other current liabilities	96	(433)
Net cash provided by (used in) operating activities	**(1'583)**	**473**
Cash flows from investing activities		
Purchases of equipment	(7)	(21)
Proceeds from sale of equipment	-	1
Net cash used in investing activities	**(7)**	**(20)**
Cash flows from financing activities		
Proceeds from stock option exercises	295	902
Net proceeds from issuance of share capital	1'997	-
Purchase of treasury shares	(625)	-
Proceeds from sale of treasury shares	549	-
Net cash provided by financing activities	**2'216**	**902**
Net increase in cash and cash equivalents	**626**	**1'355**
Foreign currency adjustment on cash	45	(27)
Cash and cash equivalents at beginning of period	4'500	5'344
Cash and cash equivalents at end of period	***5'171***	***6'672***

Day

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Capital	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Reserves	Deficit	Income (Loss)	Equity
Balances January 1, 2004	**1'125'310**	**11'253**	**(1'074)**	**138'170**	**(135'139)**	**(599)**	**12'611**
Proceeds from exercise of stock options	84'344	844	-	90	-	-	934
Stock-based compensation	-	-	-	39	-	-	39
Net loss	-	-	-	-	(5'513)	-	(5'513)
Foreign currency translation	-	-	-	-	-	10	10
Balances December 31, 2004	**1'209'654**	**12'097**	**(1'074)**	**138'299**	**(140'652)**	**(589)**	**8'081**
Proceeds from exercise of stock options	27'200	272	-	23	-	-	295
Net proceeds from issuance of share capital	108'000	1'080	60	857			1'997
Purchase of treasury shares	-	-	(625)	-	-	-	(625)
Proceeds from sale of treasury shares	-	-	542	7	-	-	549
Stock-based compensation	-	-	-	12	-	-	12
Net income	-	-	-	-	158	-	158
Foreign currency translation	-	-	-	-	-	43	43
Balances June 30, 2005	**1'344'854**	**13'449**	**(1'097)**	**139'198**	**(140'494)**	**(546)**	**10'510**

Document #9

Day Releases New Versions of Content Repository Extreme

Day Ships Standard and Developer Editions of its Content Repository Extreme to Meet Needs of Partners and Smaller Enterprises

Basel, Switzerland and Irvine, California – July 6, 2005 – Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced the general availability of Day Content Repository Extreme (CRX) Standard (SE) and Developer (DE) Editions, two new versions of its recently launched product that enables the storage, management and exchange of content across small, medium and large-scale enterprises. In addition to Day CRX Standard and Developer Editions, Day CRX Enterprise Edition is also currently available.

All Day CRX editions provide open, standards-based infrastructure for integrating business applications with any structured or unstructured content. Day CRX is the first content repository on the market to offer complete support for JSR 170, the Content Repository for Java technology API developed through the Java Community Process(sm) (JCP sm) program. By natively supporting JSR 170 in Day CRX, the new products enable applications to store, manage and access content in a robust Java technology-based repository, regardless of which platform, database, storage device, business or Web application was used to create the content.

Day CRX Developer Edition: Develop, Test and Demonstrate Content-Centric Applications

For developers that design, develop, test and deliver business critical, content-centric applications, Day CRX Developer Edition is the ideal Java content repository and fully implements the JSR 170 standard. Day CRX Developer Edition includes a useful and comprehensive set of content services commonly required by content-centric applications and an optimal structure for fine- and coarse-grained content storage and retrieval. With its repository administration tools and connectivity, Day CRX Developer Edition significantly reduces the development time and support efforts of content-centric applications and complies with customers' requirements for a future-proof content infrastructure.

The CRX Developer Edition includes all of the features, capabilities and tools available in the CRX Enterprise Edition. Competitively priced, the CRX Developer Edition is limited to one user for development, testing and demonstration purposes.

CRX Standard Edition: A Full-Featured Java Content Repository for Lower-Cost Solutions.

Day CRX Standard Edition is the ideal repository solution for small- and medium-sized business environments or enterprise departments running content-centric applications that are built on top of a Java content repository. Easy to install, configure and operate, the CRX Standard Edition manages all structured and unstructured content and allows all content-rich business applications to take advantage of a full-featured Java content repository. Reduced application

development time and maintenance costs, easily accessible and reusable content that eliminates the risks and costs of content replication, and full JSR-170 compliance make the CRX Standard Edition a future-proof investment.

The CRX Standard Edition is fully compatible with the CRX Enterprise Edition to support growing usage, availability and interoperability requirements. Aggressively priced, Day CRX Standard Edition is well suited to run content-centric applications and is available on single and dual processor servers.

How to Buy Day CRX Developer and Standard Editions
A free 30-days trial version of CRX Developer Edition and Standard Edition can be downloaded at
http://www.day.com/site/en/index/related/downloads/crx_trial_download.html

A subscription license for the CRX Developer Edition can be purchased from the Day Online-Shop at http://www.day.com/site/en/index/products/content-centric_infrastructure/content_repository/online_shop.html and includes a one year license, which is valid for updates and online self-help support.
For production purposes, Day CRX Standard Edition licenses can also be purchased from the Online-Shop.

For CRX Enterprise licenses, please contact Day at mailto: sales@day.com

Document #10

Day's CTO Nominated for Most Outstanding Spec Lead by Java Community Process

David Nuescheler Recognized for Leading JSR 170 Standards Specification

Basel, Switzerland and Irvine, California - June 28, 2005 - Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that the company's CTO, David Nuescheler, has been nominated as Most Outstanding Spec Lead for Java Standard Edition/Enterprise Edition by the Java Community Process (sm) (JCP sm). Nuescheler has directed the JSR 170 initiative by acting as the specification lead since its inception and has worked with the major content management companies in the industry including IBM, BEA Systems, Oracle and others.

During the JavaOne (sm) conference, the Java community recognizes innovators and leaders in the industry. Nuescheler has been nominated for Most Outstanding Spec Lead for Java Standard Edition/Enterprise Edition 2005 by his peers for his role as Spec Lead of JSR 170. The JCP created the award to acknowledge the difficulty of being a Spec Lead as the person who takes on that responsibility must be technically savvy, able to build consensus in spite of diverse corporate goals, and focused on efficiency and execution. The award recognizes the person who has brought together these qualities the best in the past year, in leading a JSR for the Java Standard Edition or Java Enterprise Edition communities.

"The process for completing the JSR 170 specification has been truly fantastic as industry giants have come together to innovate and change the paradigm of content management," said David Nuescheler, Day's CTO. "I am honored to be nominated by my peers for this award."
The awards will be presented at the third annual Java Communities in Action Event as part of JavaOne (sm) on June 28th.

** About the Java Community Process (sm) **
Since its introduction in 1998 as the open, inclusive process to develop and

revise Java technology specifications, reference implementations, and technology compatibility kits, the Java Community Process (sm) program has fostered the evolution of the Java platform in cooperation with the international Java developer community. The JCP has over 850 company and individual participants; more than 270 Java technology specifications are in development in the JCP program, of which 46 percent are in final stages. For more information on the JCP program, please visit http://jcp.org

Document #11

Day Software Unveils Content Repository Extreme CRX to Ease Access to Enterprise Content

Day CRX First Commercially Available Content Repository to Provide Full Support of New Java(tm) Technology Standard - JSR 170

BASEL, Switzerland and IRVINE, Calif. - June 28, 2005 - Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced the general availability of Day Content Repository Extreme (CRX), a new product that enables the storage, management and exchange of content across large-scale enterprises. Day's CTO David Nuescheler is presenting CRX this week at the JavaOne(sm) 2005 conference at Moscone Center in San Francisco.

Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise. New features in Day CRX enable the exchange of high-value content between applications and repositories.

Day CRX is the first content repository on the market to offer complete support for recently approved Java(tm) technology standards in content management, JSR 170 Content Repository for Java technology API developed through the Java Community Process(sm) (JCP sm) program. By natively supporting JSR 170 in Day CRX, the new product enables applications to store, manage and access content in a robust Java technology-based repository, regardless of which platform, database, storage device, business or Web application was used to create the content. This will substantially mitigate the cost and complexity of maintaining and integrating content across an enterprise, and protect past and future technology investments in content repositories and applications.

"Today, companies face significant challenges in managing the exponential growth of new enterprise content, in addition to the content that already resides in information silos across their organization," said Michael

Moppert, CEO and Chairman of Day Software. "We are delighted to offer Day CRX, the first content repository that uses new, industry-approved standards to help organizations easily store, manage and exchange content, no matter what application was used to create it. As the first content repository to fully support JSR 170, Day CRX enables enterprises to truly harness the power of their unique and highly valuable business content."

Day CRX Leads the Industry with Support for JSR 170

Days CRX provides full support for all of the functionality defined in the JSR 170 specification, including Level I, Level II and optional features. With Day's CTO David Nuescheler serving as the specification lead, JSR 170 has been a core component in the development and architecture of Day CRX from its inception.

"From the beginning, Day has held a leadership role in developing JSR 170 because we understand the profound impact that content repositories are having on the software infrastructure of global enterprises. Those companies with fast, easy access to business content have a significant advantage over their competitors, can provide world-class customer service, and have the ability to offer truly innovative products and services in their industries," said David Nuescheler, CTO of Day Software. "As the first open, industry-approved standard for building content repositories, JSR 170 has the potential to transform the way business applications and content infrastructures are architected in the future, which will fundamentally change the way users access content throughout the enterprise. With Day CRX, we are proud to offer the first content repository that fully supports this ground-breaking standard."

"Sun has led the IT industry in championing the use of Java technologies as the cornerstone of an open, standards based approach to developing leading edge applications," said Chris Wood, CTO Data Management Practice at Sun Microsystems. "Day has led the content management industry in leveraging Java technologies to help enterprises improve the interoperability between content repositories and business applications. With its support for Java 2 Enterprise Edition (Java EE), in addition to its pioneering support of JSR 170, Day CRX provides a content infrastructure that is 'future-proof' and sustainable, thus reducing the risk of proprietary vendor lock-in for all of Day's customers."

Day CRX Capabilities Reduce Development Time and Maintenance Costs
Day CRX includes capabilities that support the following JSR 170 standard specifications for content repositories: workspaces, hierarchy, reading and writing, nodes and properties, serialization, transactions, versioning, observation, access control, locking, and search via the new JSR query language and/or XPath queries.
In addition to providing full support for JSR 170, Day CRX delivers capabilities that enable enterprises to more easily manage and maintain content repositories and reduces development time for new applications, significantly lowering the total cost of ownership for all applications.

Day CRX makes it easy for companies and developers to leverage the full benefits of JSR 170. CRX is the first industry-strength implementation of the standard and offers the reliability and scalability to serve as highly efficient repository infrastructure supporting true enterprise-class applications. Day CRX comes with a whole range of additional tools that make the interaction with the repository simple and efficient.

DAY CRX Download
CRX can be downloaded at http:/.www.day.com/

JSR 170 Training and Information
Customer support and training for JSR 170 related topics is available today from Day and includes the following courses:

* JCR Concepts
* JCR Developer

More information about Day training can be found at http://www.day.com/site/en/index/services/training.html

More information about the JSR 170 Content Repository for Java technology API can be found at http://jcp.org/en/jsr/detail?id=170

Document # 12

U.S. Capital Market Backs Day Software

Day Receives Investment Capital to Drive New Product Line

Basel, Switzerland and Irvine, California - June 28, 2005 - Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, has provided investment capital of approximately CHF 2.3 million to Day. The investment is structured as an increase of Day Software Holding AG's capital of approximately 9%. Ascendiant Securities, LLC acted as placement agent to this transaction.

The proceeds of the transaction will be used for working capital and the advancement of Day's new product line, Content Repository Extreme (CRX). The investment will accelerate new sales channels and contribute to the successful launch of the new product line into the international software market.

"We are excited about the investment by M.A.G. Capital funds. The investment provides us with capital to fully leverage our technology - specifically, in the U.S. software market where we see the most significant market opportunity for our new products. This is an excellent validation of our technological leadership and our product agenda," said Michael Moppert, CEO and Chairman of Day Software. "In addition, last month we initiated our ADR program with the Bank of New York. The investment by M.A.G. Capital funds is an important next step to position Day in the U.S. equity market, making the company more accessible to the U.S. investor community."
As the initiator of the new global technology standard for the content repository industry (JSR 170), Day is in a unique position to grow quickly in the emerging market for Java Content Repositories. Day has an intellectual property advantage, an excellent blue chip customer base and a global footprint.

Day's Content Repository Extreme (CRX) is the first commercially available java content repository that is fully compliant with the new global industry standard JSR 170. The product makes high value enterprise content easily accessible for any application. CRX allows for the storage, retrieval and management of content across large-scale enterprises. CRX protects technology investment in content and applications and enables companies to create a content infrastructure that is future-proof and sustainable. Industry experts expect that JSR 170 based technology is poised to revolutionize the development of J2SE/J2EETM applications in the same way that the Web has revolutionized the development of network-based applications.

About M.A.G. Capital
Formed in May 2002, M.A.G. Capital, LLC is an Investment Adviser licensed with the California Department of Corporations. Serving as a general partner/manager for both domestic and off-shore investment funds, M.A.G Capital specializes in equity investments in publicly traded companies that have the potential for substantial imminent growth.

Document #13

Day's Beta Program a Resounding Success

Software Companies in U.S. and Europe to Build Next Generation Products on Day's Java Content Repository

Basel, Switzerland and Irvine, California – June 27, 2005 – Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that software makers in the U.S. and Europe have completed the beta testing of Day's Content Repository Extreme (CRX) with excellent results.

The extensive list includes companies such as Obinary, NOHETO, Enonic, Roxen, Hybris, Atos Origin, Namics, QSLabs, Optivo, Silversite, ProviderLink, Xaware, and several others that have been involved with the Beta program from its inception. With the Content Repository API for Java Technology (JSR 170) specification now finalized, these companies are planning to integrate CRX in their product offerings, to use CRX to deliver highly innovative custom solutions.

"The decision to cooperate with Day, the company that is leading the standard initiative was easy: Day has the most profound JSR-170 knowledge in the industry. And Day's CRX is by far the leading edge Java Content Repository technology on the market," said Pascal Mangold, CEO, Obinary. "With JSR 170 quickly becoming the dominant content repository standard for our industry, we believe that Day's CRX product line provides a clear competitive advantage to us as well as to our customers. We decided to embed Day's CRX product, because it allows us to focus on our core competency: building great software that is easy to use, powerful and standards-compliant. Working with Day gives us the assurance that we have access to real industry-leading technology."

Day's CRX is the first fully JSR-170 compliant content repository that makes high value enterprise content easily accessible for any application. CRX allows for the storage, retrieval and management of content across large-scale enterprises. CRX protects technology investment in content and applications and enables companies to create a content infrastructure that is future-proof and sustainable.
"Our customers are regulated by FDA and JCAHO. One of their main challenges is to get access and manage critical documents locked up by proprietary document management systems. QS Labs is leveraging Day's CRX to break this obstacle by providing access to these documents across the entire suite of QS Labs' Compliance Process Management Systems," said Joe Lindsay, President and CTO, QS Labs.

"Our industry is moving out from adolescence and entering the age of maturity. JSR 170 is a key success measure that will provide our customers with a competitive advantage – an outstanding solution that is finally based on an industry standard," said Paul Perdrieu, CEO, NOHETO. "We have already implemented solutions that are based on Java Content Repository technology for customers such as SFR Cegetel: This approach has provided a significant differentiator in the marketplace for NOHETO. As Day Software is the company that is leading the standard initiative, the decision to work with their CRX product made perfect sense."

"After three years of continued investment, Day is proud to be the first company to make this innovative technology commercially available," said Michael Moppert, Chairman and CEO, Day Software. "The software industry is now making our new

repository product CRX a key component of innovative new solutions. This is an excellent validation of our technology. Today, we are the leader in the emerging market of Java Content Repositories and we are excited about this substantial growth potential for Day Software."

Document# 14

Content Repository Standard Finalized

Day delivers JSR 170 Specification Reference Implementation and the Technology Compatibility Kit

Basel, Switzerland and Irvine, California – June 21, 2005 – Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that the Content Repository for Java Technology API (JSR 170) has been finalized. JSR 170, which has been developed under the Java Community Process(sm) (JCP sm) program, will ensure that companies can easily manage content across large-scale enterprises.

With Day's CTO, David Nuescheler, serving as the specification lead for JSR 170, Day had the responsibility for developing the Reference Implementation (RI) and the Technology Compatibility Kit (TCK) for the specification. Delivery of these key technology components signifies the finalization of the standard. Companies now wishing to develop products based on the standard will need to run their products against the TCK process to validate functionality.
Day, a long time innovator in the content management industry with its virtual repository technology, again has taken an industry-wide leadership role in helping to develop and implement a standard that will enable the entire industry to grow and mature. Apache, BEA Systems, IBM, Oracle, and SAP amongst many others all serve as members of expert group for JSR 170. Other leading industry participants include, Documentum, Inc., Filenet Corporation, and Vignette.

"JSR 170 promises the world a unified API that allows for the access of any compliant repository in a vendor- or implementation-neutral fashion, leading to the kind of clean separation of concerns that characterizes modern IT architectures," said David Nuescheler, CTO of Day Software. "The standard will have a major impact on the content management landscape, separating infrastructural services from application services as has long been prevalent in the data world.

"With Java Content Repositories we will see the emergence of a whole new market for the management of Enterprise Content. We are proud to play a leading role in this important technology innovation," said Michael Moppert, CEO and Chairman of Day Software. "We believe that as the leader of this initiative we are in an excellent position. We will make a commercial implementation of the standard available to the industry before the end of the month and are excited about the growth potential that these new products open up for Day Software."

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software and content repository technology.

Day was founded in 1993 has been listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day Software has subsidiaries in the United States of America, the United Kingdom, Germany, Switzerland and Singapore. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston, DaimlerChrysler, Deutsche Bank, Deutsche Post World Net, DHL, , Intercontinental Hotels Group, McDonald's, and Volkswagen Group.

About the Java Community Process

Since its introduction in 1998 as the open, inclusive process to develop and revise Java technology specifications, reference implementations, and technology compatibility kits, the Java Community Process program has fostered the evolution of the Java platform in cooperation with the international Java developer community. The JCP has over 850 company and individual participants; more than 270 Java technology specifications are in development in the JCP program, of which 46 percent are in final stages. For more information on the JCP program, please visit http:/jcp.org

Document #15

Content Repository Standard Led by Day Approved by JCP

JSR 170 Specification Receives Final Ballot Approval

Basel, Switzerland and Irvine, California – June 7, 2005
Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that the JSR 170 Content Repository for Java Technology API has been approved by an industry expert group of the major players in content management. JSR 170, which has been developed under the Java Community Process(sm) (JCP sm) program, will lessen the risks of proprietary vendor lock-in by improving the interoperability between content repositories and applications. This new standard ensures that companies can easily manage content across large-scale enterprises.

Day, a long time innovator in the content management industry with its virtual repository technology, again has taken an industry-wide leadership role in helping to develop and implement a standard that will enable the entire industry to grow and mature. Day's CTO, David Nuescheler, has lead the JSR 170 initiative by acting as the specification lead since its inception. Apache, BEA Systems, IBM, Oracle, and SAP amongst many others all serve as members of expert group for JSR 170. Other leading industry participants include, Documentum, Inc., Filenet Corporation, and Vignette.

"The final approval of JSR-170 marks the beginning of a new era in content management, a true paradigm shift. Content Repositories are becoming a critical element in the software infrastructure of global companies and complex organizations. Infrastructure, however, can only be successful when it is based on truly open standards," said David Nuescheler, CTO of Day Software. "Now with JSR-170, technology vendors will be able to more effectively compete in open, transparent and comparable markets. Ultimately, enterprise-level content repository consolidation can only be driven by open standards. This consolidation will be centered around JSR-170."

"The volume of enterprise content is exploding creating a highly complex

system within the enterprise that is difficult and expensive to manage," said Michael Moppert, CEO and Chairman of Day Software. "Day is proud to have contributed our technology vision to the evolution of the industry which ultimately helps customers access unstructured and structured content locked away in proprietary silos."

Document #16

Customers Successes at NA User Conference

Industry Leaders Validate Day's Products, Technology and Vision

Basel, Switzerland and Irvine, CA – June 01, 2005
Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that current customers, prospects, industry analysts and partners attended its first-ever North American user conference in Chicago to tout their successes using Day software. Industry leaders such as McDonald's Corporation, Formica, Zimmer, Credit Suisse First Boston, Shimano, Best Western, Intercontinental Hotel Group, and others gathered to both demonstrate and share best practices for managing enterprise content on a global scale.

During the customer event, Michael Moppert, CEO and Chairman of Day, imparted Day's market strategies highlighting the company's direction for 2005 and beyond. Several customers and partners shared success stories detailing first-hand experiences with Day's technology that resulted in greater efficiencies and tremendous cost savings.

Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that current customers, prospects, industry analysts and partners attended its first-ever North American user conference in Chicago to tout their successes using Day software. Industry leaders such as McDonald's Corporation, Formica, Zimmer, Credit Suisse First Boston, Shimano, Best Western, Intercontinental Hotel Group, and others gathered to both demonstrate and share best practices for managing enterprise content on a global scale.During the customer event, Michael Moppert, CEO and Chairman of Day, imparted Day's market strategies highlighting the company's direction for 2005 and beyond. Several customers and partners shared success stories detailing first-hand experiences with Day's technology that resulted in greater efficiencies and tremendous cost savings.

David Nuescheler, CTO of Day Software and specification lead of JSR 170, communicated Day's technology vision for current and future products. In particular, Nuescheler discussed standards-based integration for the content management market opening opportunities for customers to leverage multiple applications and allow data to be tapped and used across different systems in their organization. "Day's North American user conference far exceeded our expectations, both in terms of the number of participants and the quality of the presentations and discussions. We're thrilled to have the majority of our North American customers and partners join us in Chicago for a terrific event," said Michael Moppert, CEO of Day. "We closed the meeting feeling confident in our technology direction and the aggressive strategy we have in place to continue to meet and exceed the needs of our blue-chip customers."

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Roger Mader
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

The English text of this press release represents the binding version

Document # 17

Content Management JCP Specification Underway to Improve Interoperability

Interoperability Standard is Designed to Ease Integration and Enable Content to be Leveraged

AIIM ON DEMAND CONFERENCE, PHILADELPHIA, May 17, 2005
Content management software providers BEA Systems, Day Software, FileNet Corporation, IBM, Open Text, Oracle, Sun Microsystems, Vignette and other companies are working together under the Java Community Process JCP program to devise a Java Specification Request 170 Content Repository. In a clear move to drive openness across enterprise content management, collaboration, enterprise resource planning and storage, this draft specification is expected to break the proprietary back of the content management industry and help move data from proprietary silos, to open, manageable repositories of data that can be leveraged across various platforms.

Designed to enable the development of content-based applications that can be deployed on top of a number of different underlying content repositories, these companies believe the technology will help better enable customers to deploy content applications faster and more cost effectively using an open standards interface.

"We are aiming to provide customers the added value that common content services enable when tied to business applications," said David Nuescheler, CTO of Day Software and specification lead of JSR 170. "Standards based integration for the content management market will also open opportunity for customers to leverage multiple applications and allow data to be tapped and used across different systems in their organization."

The JSR 170 draft specification is designed to make content management software easier to deploy, provide greater access to content-rich applications and enable businesses to more easily access and leverage both structured and unstructured data within their organization. In final ballot through the JCP and expected to be fully ratified in May, the JSR 170 specification will enable applications to standardize access to content repositories.

"JSR 170 will help foster the growth of the Enterprise Content Management market by lowering content enabled and content-centric application development costs for ISV and customer IT departments as well as lowering the integration costs shouldered by ECM vendors," said Dan Whelan, CTO for FileNet. "FileNet has contributed to the development of this standard as a member of the JSR 170 Expert Group and has incorporated an early version of the specification in its FileNet P8 Content Manager suite."

"IBM and other industry leaders are ahead of the game in this effort to drive toward open standards and work toward developing a specification to enable the development of content-based applications that can be deployed on top of a number of different underlying repositories," said Brett MacIntyre, vice president, IBM DB2 Content Management. "This is all about providing customers choice and open access to data repositories throughout their organization, allowing them to more easily

access information on demand. We see JSR 170 as an important industry standard and a powerful complement to IBM's content federation product and broader information integration strategy." IBM WebSphere Portal 5.1 currently uses an early version of the JSR 170 draft specification and plans to incorporate the specification in additional products currently under development.

Document #18

Day Software Holding AG

Day

H1 2005



Report for the First Half 2005

www.day.com

Day Software Report for the First Half of Fiscal Year 2005

Results in Detail

Second Quarter

Revenues for the second quarter of 2005 amounted to CHF 3.6 million, as compared to CHF 3.7 million for the second quarter of 2004. License revenues for the second quarter of 2005 amounted to CHF 1.4 million or 39% of total revenues, as compared to CHF 1.6 million for the second quarter of 2004 or 43% of total revenues. Maintenance revenues for the second quarter of 2005 increased 22% to CHF 1.1 million, as compared to CHF 0.9 million for the second quarter of 2004 as Day Software (the "Company") continues to grow its customer base. Service revenues, excluding maintenance, for the second quarter of 2005 decreased 8% to CHF 1.1 million, as compared to CHF 1.2 million for the second quarter of 2004.

In Europe, Day generated CHF 2.3 million in revenues in the second quarter of 2005. In the United States, Day generated CHF 1.3 million in revenues in the second quarter of 2005, accounting for 36% of revenues in this period. The United States and the United Kingdom were Day's largest contributors of revenues in the second quarter of 2005. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.5 million of revenues for the second quarter of 2005.

Revenues for the second quarter of 2005 decreased 12% to CHF 3.6 million, as compared to CHF 4.1 million for first quarter of 2005. License revenues for the second quarter of 2005 decreased 26% to CHF 1.4 million, as compared to CHF 1.9 million for the first quarter of 2005. This decrease is due to two significant contracts that closed in the first quarter of 2005. Maintenance revenues for the second quarter of 2005 increased 10% to CHF 1.1 million, as compared to CHF 1.0 million for the first quarter of 2005. Service revenues, excluding maintenance, for the second quarter of 2005 decreased 8% to CHF 1.1 million, as compared to CHF 1.2 million for the first quarter of 2005.

Gross profit for the second quarter of 2005 increased 4% to CHF 2.7 million, as compared to CHF 2.6 million for the second quarter of 2004 and decreased 10% from CHF 3.0 million for the first quarter of 2005. The gross profit margin for the second quarter of 2005 increased to 75%, as compared to 70% in the second quarter of 2004 and 73% in the first quarter of 2005. The increase in gross profit margin for the second quarter of 2005 as compared to the second quarter of 2004 and the first quarter of 2005 is primarily due to the increase in maintenance revenues.

Operating expenses for the second quarter of 2005 decreased 23% to CHF 2.7 million, as compared to CHF 3.6 million for the second quarter of 2004. Research and development expenses decreased 43% due to the capitalization of CHF 0.6 million of costs incurred on the Company's new content infrastructure product line CRX after technological feasibility for the product was established during the first quarter of 2005 but prior to the product availability for commercial sale. Sales and marketing expenses decreased 17%. General and administrative expenses decreased 20% due to some nonrecurring expenses in the second quarter of 2004.

Compared to the first quarter of 2005, operating expenses for the second quarter of 2005 decreased 10% to CHF 2.7 million from CHF 3.0 million.

Net income for the second quarter of 2005 was TCHF 38, as compared to a net loss of TCHF 940 for the second quarter of 2004 and net income of TCHF 120 for the first quarter of 2005. Basic earnings per share was CHF 0.03 for the second quarter of 2005, as compared to basic loss per share of CHF 0.78 for the second quarter of 2004 and basic earnings per share of CHF 0.10 for the first quarter of 2005. Dilutive earnings per share was CHF 0.03 for the second quarter of 2005, as compared to dilutive loss per share of CHF 0.78 for the second quarter of 2004 and dilutive earnings per share of CHF 0.09 for the first quarter of 2005.

First Half

Revenues for the first half of 2005 amounted to CHF 7.8 million, as compared to CHF 7.4 million for the first half of 2004. License revenues for the first half of 2005 amounted to CHF 3.3 million or 42% of total revenues, as compared to CHF 3.0 million for the first half of 2004 or 41% of total revenues. Maintenance revenues for the first half of 2005 increased 22% to CHF 2.2 million, as compared to CHF 1.8 million for the first half of 2004 as Day Software (the "Company") continues to grow its customer base. Service revenues, excluding maintenance, for the second half of 2005 decreased 12% to CHF 2.3 million, as compared to CHF 2.6 million for the second half of 2004.

In Europe, Day generated CHF 4.6 million in revenues in the first half of 2005. In the United States, Day generated CHF 3.1 million in revenues in the first half of 2005, accounting for 40% of revenues in this period. Asia Pacific accounted for the remaining revenues. The United States and the United Kingdom were Day's largest contributors of revenues in the first half of 2005. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.8 million of revenues for the first half of 2005.

Gross profit for the first half of 2005 increased 9% to CHF 5.8 million, as compared to CHF 5.3 million for the first half of 2004. The gross profit margin for the first half of 2005 increased to 74%, as compared to 72% in the first half of 2004. The increase in gross profit margin for the first half of 2005 as compared to the first half of 2004 is primarily due to the increase in license and maintenance revenues.

Operating expenses for the first half of 2005 decreased 17% to CHF 5.7 million, as compared to CHF 6.9 million for the first half of 2004. Research and development expenses decreased 40% due to the capitalization of CHF 1.0 million of costs incurred on the Company's new content infrastructure product line CRX after technological feasibility for the product was established during the first quarter of 2005 but prior to the product availability for commercial sale. Sales and marketing expenses decreased 9%. General and administrative expenses decreased 11% due to some nonrecurring expenses in the first half of 2004.

As of June 30, 2005, cash and cash equivalents amounted to CHF 5.2 million, up from CHF 4.5 million as of December 31, 2004. Cash increase is primarily due to net proceeds received from the issuance of additional share capital in June 2005. Accounts receivable and unbilled receivables increased to CHF 4.7 million at June 30, 2005 compared to CHF 2.8 million at December 31, 2004. Deferred revenues increased to CHF 3.2 million at June 30, 2005 compared to CHF 2.2 million at December 31, 2004. Days-sales outstanding decreased to 71 days in the second quarter of 2005 from 90 days in the first quarter of 2005.

New Product Line

In June Day Software successfully released the new product line Content Repository Extreme CRX. Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise.

Day CRX is the first content repository on the market to offer complete support for the new standard for content management JSR 170. Day Software has initiated the standardization of content repositories in 2002 and has since then led an industry-wide expert group that developed the standard. JSR 170 has been officially released in June 2005 and is supported by a wide group of industry leaders such as SUN, BEA, IBM and Oracle.

Employees

Total headcount as of June 30, 2005 and 2004 was 80 and 81 full time employees, respectively. Headcount as of June 30, 2005 was allocated as follows: professional services 17%, research and development 26%, sales and marketing 24%, general and administration 14% and MarketingNet 19%.

Consolidated Balance Sheets

(in thousands CHF) (unaudited)	June 30, 2005	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	5,171	4,500
Accounts receivable, net	2,885	2,638
Unbilled receivables	1,810	155
Other receivables	36	424
Prepaid expenses	538	228
Total current assets	**10,440**	**7,945**
Non-current assets		
Property and equipment, net	185	603
Capitalized software development costs	1,034	-
Investments	267	91
Goodwill and intangible assets, net	3,418	3,511
Other assets	605	333
Total non-current assets	**5,509**	**4,538**
TOTAL ASSETS	***15,949***	***12,483***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	391	400
Deferred revenues	3,154	2,224
Other current liabilities	288	181
Accrued liabilities	1,606	1,597
Total current liabilities	**5,439**	**4,402**
Commitments and contingencies		
Shareholders' equity		
Share capital	13,449	12,097
Treasury shares (10,794 shares at June 30, 2005 and 9,762 shares at December 31, 2004, at cost)	(1,097)	(1,074)
Capital reserves	139,198	138,299
Accumulated deficit	(140,494)	(140,652)
Accumulated other comprehensive loss	(546)	(589)
Total shareholders' equity	**10,510**	**8,081**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***15,949***	***12,483***

Consolidated Statements of Operations

(in thousands CHF, except share information)

(unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,	
	2005	2004	2005	2004
Revenues				
Software licenses	3,338	3,007	1,434	1,583
Services	4,436	4,345	2,213	2,088
Total revenues	**7,774**	**7,352**	**3,647**	**3,671**
Cost of revenues				
Software licenses	1	15	-	10
Services	1,988	2,014	904	1,031
Total cost of revenues	**1,989**	**2,029**	**904**	**1,041**
Gross profit	***5,785***	***5,323***	***2,743***	***2,630***
Operating expenses				
Research and development	852	1,513	374	727
Sales and marketing	3,230	3,535	1,519	1,772
General and administrative	1,564	1,751	810	1,060
Amortization of intangible assets	93	93	46	46
Stock-based compensation	-	18		14
Income (Loss) from operations	**46**	**(1,587)**	**(6)**	**(989)**
Interest income	9	11	4	6
Interest expense	-	(3)	-	(2)
Foreign exchange gain (loss)	45	(25)	26	(23)
Other income	61	153	14	70
Income (Loss) before income taxes	**161**	**(1,451)**	**38**	**(938)**
Provision for income taxes	(3)	(4)	-	(2)
Net income (loss)	***158***	***(1,455)***	***38***	***(940)***
Other comprehensive income (loss)	40	4	26	(50)
Comprehensive income (loss)	***198***	***(1,451)***	***64***	***(990)***
Basic earnings (loss) per share	***0.13***	***(1.23)***	***0.03***	***(0.78)***
Dilutive earnings (loss) per share	***0.12***	***(1.23)***	***0.03***	***(0.78)***
Shares used in computing basic earnings (loss) per share	**1,234,934**	**1,180,586**	**1,261,021**	**1,201,201**
Shares used in computing dilutive earnings (loss) per share	**1,334,961**	**1,180,586**	**1,361,048**	**1,201,201**

Consolidated Statements of Cash Flows

(in thousands CHF)
(unaudited)

	Six Months Ended June 30, 2005	2004
Net income (loss)	158	(1,455)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation of fixed assets	436	558
Loss on fixed asset dispositions	-	10
Amortization of intangible assets	93	93
Net foreign currency exchange (gain) loss	(51)	24
Stock-based compensation	12	18
Stock received in exchange for software	(129)	(100)
Capitalized software development cost	(1,034)	-
Changes in operating assets and liabilities		
Accounts receivable	(136)	2,854
Unbilled receivables	(1,587)	(87)
Prepaid expenses and other current assets	92	(304)
Other assets	(217)	-
Accounts payable	(36)	118
Deferred revenues	751	(455)
Accrued liabilities	(31)	(368)
Other current liabilities	96	(433)
Net cash provided by (used in) operating activities	**(1,583)**	**473**
Cash flows from investing activities		
Purchases of equipment	(7)	(21)
Proceeds from sale of equipment	-	1
Net cash used in investing activities	**(7)**	**(20)**
Cash flows from financing activities		
Proceeds from stock option exercises	295	902
Net proceeds from issuance of share capital	1,997	-
Purchase of treasury shares	(625)	-
Proceeds from sale of treasury shares	549	-
Net cash provided by financing activities	**2,216**	**902**
Net increase in cash and cash equivalents	**626**	**1,355**
Foreign currency adjustment on cash	45	(27)
Cash and cash equivalents at beginning of period	4,500	5,344
Cash and cash equivalents at end of period	***5,171***	***6,672***

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)

(unaudited)

	Share Capital		Treasury	Capital	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Reserves	Deficit	Income (Loss)	Equity
Balances							
January 1, 2004	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Proceeds from exercise of stock options	84,344	844	-	90	-	-	934
Stock-based compensation	-	-	-	39	-	-	39
Net loss	-	-	-	-	(5,513)	-	(5,513)
Foreign currency translation	-	-	-	-	-	10	10
Balances							
December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	27,200	272	-	23	-	-	295
Net proceeds from issuance of share capital	108,000	1,080	60	857			1,997
Purchase of treasury shares	-	-	(625)	-	-	-	(625)
Proceeds from sale of treasury shares	-	-	542	7	-	-	549
Stock-based compensation	-	-	-	12	-	-	12
Net income	-	-	-	-	158	-	158
Foreign currency translation	-	-	-	-	-	43	43
Balances							
June 30, 2005	**1,344,854**	**13,449**	**(1,097)**	**139,198**	**(140,494)**	**(546)**	**10,510**

Notes to Consolidated Interim Financial Statements for the Six Months Ended June 30, 2005

(in thousands of CHF, except share information)
(unaudited)

Note 1 – Organization and History

The Company

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is a provider of global content management and content infrastructure software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation.

These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes related thereto for the period ended December 31, 2004, included in the Company's Annual Report. The unaudited consolidated interim financial statements include all adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2005, notes explaining any significant changes that have occurred since December 31, 2004 and the consolidated results of its operations and cash flows for the six months ended June 30, 2005. The consolidated results of such interim periods are not necessarily indicative of the results to be achieved for the period ended December 31, 2005.

Principles of Consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 – Shareholders' Equity

In June 2005, Day issued 108,000 shares of authorized capital through MAG Capital, LLC. Net proceeds from the transaction totaled TCHF 1,997. In connection with the transaction, the Company incurred TCHF 392 of costs that have been recorded as a reduction in capital reserves. These transaction costs include TCHF 60 of costs to acquired 3,000 treasury shares at a price of CHF 20 per share from the Company's Chief Executive Officer.

Note 4 – Investments

The Company has an equity investment totaling TCHF 164 in common stock and TCHF 103 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer was a member of the Board of Directors of the investee company when these investments were transacted. The common stock was acquired in March of 2005 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. The preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. The carrying value of the investment was TCHF 267 as of June 30, 2005.

Note 5 – Capitalized Software Development Costs

SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. The Company established technological feasibility with its new content infrastructure product line CRX upon completion of a working model in the first quarter of 2005. Accordingly, software costs capitalized during the six months ended June 30, 2005 totaled TCHF 1,034. Monthly amortization of capitalized software development costs beginning in July 2005 will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product.

Note 6 – Earning (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share calculated for the six months ended June 30, 2005 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Diluted loss per share calculated for the six months ended June 30, 2004 is the same as basic loss per share as the effect of the assumed exercise of common stock equivalents is anti-dilutive due to the Company's net losses for the period. Common stock equivalents totaling 29,533 and 221,662 have been excluded from the calculation of the weighed average shares outstanding for the six months ended June 30, 2005 and 2004, respectively, as the effects are anti-dilutive.

Note 7 – Stock-based Compensation

The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS No. 148"), an amendment to SFAS No. 123, established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value based method to all outstanding and unvested awards in the six months ended June 30, 2005 and 2004:

	2005	2004
Net Income (Loss), as reported	158	(1,455)
Less: Total stock-based compensation expense determined under fair value based method, net of related tax effects under fair value based method, net of related tax effects	(589)	(424)
Net loss, pro forma	(431)	(1,879)
Basic Earnings (Loss) per share, as reported	0.13	(1.23)
Basic Loss per share, pro forma	(0.35)	(1.59)
Dilutive Earnings (Loss) per share, as reported	0. 12	(1.23)
Dilutive Loss per share, pro forma	(0.32)	(1.59)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions for options granted in the six months ended June 30, 2005 and 2004:

	2005	2004
Risk free interest rate	2.25%	2.25%
Expected life (years)	5	5
Expected volatility	42% - 86%	86%
Dividend yield	-	-

Note 8 – Segment Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales. Segments by geographic area of origin are as follows for the six months ended June 30, 2005 and 2004:

	2005	2004
Revenues		
Europe	4,675	5,423
Americas	3,057	1,680
Asia Pacific	78	254
Elimination of intergeographic revenues	(36)	(5)
Total revenues	7,774	7,352
Net Income (Loss)		
Europe	(1,059)	(1,334)
Americas	1,217	(121)
Total net income (loss)	158	(1,455)
Assets		
Europe	12,928	15,138
Americas	3,021	1,987
Total assets	15,949	17,125

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Forward-looking Statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the Company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software Holding AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98
F +41 61 226 98 97
E-Mail peter.nachbur@day.com

The English text of this report represents the binding version.

Day